FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation for the year of 2016 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 10, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

ANNOUNCEMENT
POWER GENERATION FOR THE YEAR OF 2016

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc. (the “Huaneng International” or the “Company”), for the fourth quarter of 2016, the Company’s total power generation by the power plants within China on consolidated basis amounted to 81.097 billion kWh, representing an increase of 2.02% over the same period last year, and the total electricity sold by the Company amounted to 76.064 billion kWh, representing an increase of 1.57% over the same period last year. For the whole year of 2016, the Company’s total power generation by the power plants within China on consolidated basis amounted to 313.690 billion kWh, representing a decrease of 2.13% over the same period last year, and the total electricity sold by the Company amounted to 295.800 billion kWh, representing a decrease of 2.05% over the same period last year. For the whole year of 2016, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB396.60 per MWh, representing a decrease of 10.53% over the same period last year.

The decrease in the Company’s power generation for the year was mainly attributable to the following reasons: (1) the installed capacity growth outpaced the growth of the nationwide power consumption while the utilization hours of coal-fired power generation units saw a year-on-year fall;
(2) the growth of the Company’s installed capacity was below the average of its regional peers; (3) the launch of new nuclear power generators in new areas including Liaoning, Guangdong, Fujian and Hainan had a relatively greater impact on the output of the coal-fired power generation units in these regions.

The power generation (in billion kWh) by each of the Company’s domestic power plants are listed below:

	Power Generation				Electricity sold
Domestic Power Plant	October to December 2016	Change	January to December 2016	Change	October to December 2016	Change	January to December 2016	Change
Liaoning Province	5.539	10.33%	19.824	-2.21%	5.215	10.71%	18.628	-2.11%
Coal-fired	5.443	10.52%	19.476	-2.28%	5.120	10.91%	18.284	-2.18%
Dalian	1.364	-10.53%	5.656	-4.47%	1.280	-10.82%	5.312	-4.61%
Dandong	0.951	10.84%	2.920	-4.26%	0.901	10.15%	2.766	-4.57%
Yingkou	2.215	32.08%	7.872	-0.04%	2.084	34.44%	7.364	0.39%
Yingkou Co-generation	0.913	5.26%	3.028	-1.84%	0.855	5.16%	2.841	-1.65%
Wind-power	0.088	9.40%	0.297	2.75%	0.087	8.09%	0.295	2.60%
Wafangdian Wind Power	0.033	22.77%	0.098	4.37%	0.033	22.80%	0.097	4.54%
Changtu Wind Power	0.054	0.69%	0.199	1.45%	0.054	0.84%	0.198	1.67%
Hydro-power	0.002	-83.07%	0.034	-32.36%	0.002	-83.10%	0.034	-32.41%
Suzihe Hydropower	0.002	-83.07%	0.034	-32.36%	0.002	-83.10%	0.034	-32.41%
PV	0.0057	–	0.0160	–	0.0057	–	0.0157	–
Dandong PV	0.0027	–	0.0090	–	0.0027	–	0.0086	–
Yingkou Co-generation PV	0.0030	–	0.0071	–	0.0030	–	0.0071	–
Inner Mongolia	0.063	33.22%	0.218	12.82%	0.062	33.30%	0.216	12.84%
Wind-power	0.063	33.22%	0.218	12.82%	0.062	33.30%	0.216	12.84%
Huade Wind Power	0.063	33.22%	0.218	12.82%	0.062	33.30%	0.216	12.84%
Heibei Province	2.849	1.65%	13.063	3.54%	2.680	1.28%	12.290	3.88%
Coal-fired	2.805	1.31%	12.931	3.29%	2.639	0.95%	12.169	3.65%
Shang’an	2.805	1.31%	12.931	3.29%	2.639	0.95%	12.169	3.65%
Wind-power	0.036	6.78%	0.116	19.68%	0.034	6.09%	0.109	19.75%
Kangbao Wind Power	0.036	6.78%	0.116	19.68%	0.034	6.09%	0.109	19.75%
PV	0.008	–	0.016	–	0.0071	–	0.0121	–
Kangbao PV	0.0078	–	0.0157	–	0.0071	–	0.0121	–
Gansu Province	2.564	0.86%	9.716	37.76%	2.569	6.00%	9.406	39.96%
Coal-fired	2.340	-0.55%	8.443	40.24%	2.354	4.82%	8.185	42.72%
Pingliang	2.340	-0.55%	8.443	40.24%	2.354	4.82%	8.185	42.72%
Wind-power	0.224	18.24%	1.273	23.15%	0.215	20.97%	1.221	23.91%
Jiuquan Wind Power	0.068	-7.40%	0.410	-6.32%	0.064	-6.64%	0.393	-4.87%
Jiuquan Wind Power II	0.066	-15.20%	0.443	-0.24%	0.064	-12.54%	0.430	-0.36%
Yumen Wind Power	0.029	-20.84%	0.169	12.61%	0.028	-21.33%	0.161	14.19%
Yigang Wind Power	0.061	4704.82%	0.251	19611.99%	0.059	–	0.237	–

	Power Generation				Electricity sold
Domestic Power Plant	October to December 2016	Change	January to December 2016	Change	October to December 2016	Change	January to December 2016	Change
Beijing	1.943	-16.12%	7.543	-6.67%	1.786	-16.69%	7.006	-6.49%
Coal-fired	1.038	-5.90%	3.406	-13.19%	0.904	-5.69%	2.965	-13.47%
Beijing Co-generation (Coal-fired)	1.038	-5.90%	3.406	-13.19%	0.904	-5.69%	2.965	-13.47%
Combined Cycle	0.905	-25.48%	4.136	-0.54%	0.882	-25.58%	4.041	-0.61%
Beijing Co-generation (Combined Cycle)	0.905	-25.48%	4.136	-0.54%	0.882	-25.58%	4.041	-0.61%
Tianjin	2.123	5.26%	7.253	-1.88%	2.002	4.94%	6.843	-1.91%
Coal-fired	1.569	13.56%	5.280	-2.71%	1.462	13.65%	4.918	-2.74%
Yangliuqing Co-generation	1.569	13.56%	5.280	-2.71%	1.462	13.65%	4.918	-2.74%
Combined Cycle	0.554	-12.94%	1.973	0.35%	0.540	-13.10%	1.924	0.28%
Lingang Combined Cycle	0.554	-12.94%	1.973	0.35%	0.540	-13.10%	1.924	0.28%
Shanxi Province	2.102	-17.16%	10.707	12.53%	1.988	-5.76%	10.067	17.09%
Coal-fired	1.210	-15.51%	8.161	-2.55%	1.121	-15.58%	7.594	-2.85%
Yushe	0.462	-8.75%	2.642	-3.92%	0.428	-8.72%	2.439	-3.99%
Zuoquan	0.748	-19.11%	5.519	-1.89%	0.694	-19.32%	5.155	-2.31%
Combined Cycle	0.892	-19.24%	2.546	123.53%	0.866	10.94%	2.473	216.65%
Dongshan Combined Cycle	0.892	-19.24%	2.546	123.53%	0.866	10.94%	2.473	216.65%
Shandong Province	9.943	-3.19%	41.354	-2.31%	9.354	-3.17%	38.928	-2.34%
Coal-fired	9.943	-3.19%	41.354	-2.31%	9.354	-3.17%	38.928	-2.34%
Dezhou	2.969	-14.26%	13.749	-4.44%	2.779	-14.22%	12.885	-4.36%
Jining	1.407	12.49%	4.733	-3.27%	1.304	12.20%	4.371	-4.13%
Xindian	0.940	15.94%	3.214	1.77%	0.883	16.35%	3.005	1.95%
Weihai	2.455	8.82%	10.179	-6.56%	2.341	9.06%	9.721	-6.37%
Rizhao Phase II	1.848	-6.54%	7.877	5.04%	1.751	-7.00%	7.476	5.01%
Zhanhua Co-generation	0.323	-36.91%	1.602	6.59%	0.295	-37.08%	1.469	6.59%
Henan Province	6.890	26.44%	21.452	6.23%	5.692	10.20%	19.453	2.86%
Coal-fired	6.871	26.10%	21.434	6.14%	5.68	9.96%	19.441	2.80%
Qinbei	4.793	-1.59%	17.429	-6.85%	4.544	-1.77%	16.514	-6.70%
Luoyang Co-generation	1.034	78.25%	2.841	91.30%	0.972	80.00%	2.657	119.33%
Juoyang Yangguang	0.622	–	0.742	–	0.000	–	0.106	–
Mianchi Co-generation	0.422	–	0.422	–	0.164	–	0.164	–
Wind-power	0.019	–	0.019	–	0.012	–	0.012	–
Zhumadian Wind Power	0.019	–	0.019	–	0.012	–	0.012	–

	Power Generation				Electricity sold
Domestic Power Plant	October to December 2016	Change	January to December 2016	Change	October to December 2016	Change	January to December 2016	Change
Jiangsu Province	11.191	9.21%	43.021	2.33%	10.653	9.00%	40.88	2.08%
Coal-fired	9.997	11.62%	38.925	4.31%	9.482	11.47%	36.866	4.11%
Nantong	1.506	15.37%	6.129	-0.62%	1.427	14.82%	5.801	-1.23%
Nanjing	0.687	19.51%	3.001	9.68%	0.647	19.67%	2.827	9.35%
Taicang	2.760	22.12%	10.507	4.22%	2.608	21.71%	9.951	4.02%
Huaiyin	1.361	9.76%	5.570	-4.17%	1.305	10.83%	5.277	-4.09%
Jinling (Coal-fired)	3.420	1.23%	12.766	8.85%	3.272	1.31%	12.196	9.06%
Suzhou Co-generation	0.189	-3.13%	0.784	-0.67%	0.165	-4.54%	0.687	-2.06%
Nanjing Co-generation	0.074	–	0.168	–	0.058	–	0.127	–
Combined Cycle	1.016	-14.62%	3.517	-18.05%	0.998	-14.45%	3.454	-17.89%
Jinling (Combined Cycle)	0.473	-32.20%	1.717	-33.49%	0.463	-32.07%	1.680	-33.40%
Jinling Combined Cycle Co-generation	0.543	10.32%	1.801	5.26%	0.535	10.33%	1.774	5.33%
Wind-power	0.178	74.69%	0.579	32.99%	0.173	72.41%	0.559	31.00%
Qidong Wind Power	0.119	50.22%	0.394	15.80%	0.117	49.93%	0.387	15.90%
Rudong Wind Power	0.031	36.35%	0.101	6.23%	0.030	36.57%	0.098	6.06%
Rudong Offshore Wind Power	0.002	–	0.002	–	–	–	–	–
Liuhe Wind Power	0.001	–	0.001	–	–	–	–	–
Tongshan Wind Power	0.026	–	0.082	–	0.025	–	0.074	–
Shanghai	4.341	9.67%	18.138	0.06%	4.108	9.85%	17.181	0.01%
Coal-fired	4.072	9.16%	16.489	0.84%	3.843	9.28%	15.572	0.82%
Shidongkou First	1.210	-10.00%	4.971	-1.76%	1.129	-10.49%	4.649	-1.74%
Shidongkou Second	1.336	28.76%	5.385	2.53%	1.268	29.44%	5.106	2.44%
Shidongkou Power	1.526	13.25%	6.133	1.56%	1.446	13.33%	5.817	1.52%
Combined Cycle	0.269	18.08%	1.649	-7.11%	0.265	18.84%	1.609	-7.17%
Shanghai Combined Cycle	0.269	18.08%	1.649	-7.11%	0.265	18.84%	1.609	-7.17%
Chongqing	2.734	-3.43%	10.016	-6.43%	2.554	-2.87%	9.314	-6.04%
Coal-fired	2.169	-13.89%	8.154	-16.51%	2.003	-13.91%	7.501	-16.68%
Luohuang	2.169	-13.89%	8.154	-16.51%	2.003	-13.91%	7.501	-16.68%
Combined Cycle	0.565	81.60%	1.862	98.50%	0.551	82.07%	1.813	99.02%
Liangjiang Combined Cycle	0.565	81.60%	1.862	98.50%	0.551	82.07%	1.813	99.02%
Zhejiang Province	6.486	2.29%	24.711	0.15%	6.239	2.65%	23.705	0.50%
Coal-fired	6.286	2.09%	24.171	-0.92%	6.042	2.49%	23.177	-0.58%
Yuhuan	4.899	-1.52%	18.469	-2.57%	4.711	-1.16%	17.715	-2.25%
Changxing	1.387	17.46%	5.702	4.85%	1.331	17.89%	5.462	5.27%

	Power Generation				Electricity sold
Domestic Power Plant	October to December 2016	Change	January to December 2016	Change	October to December 2016	Change	January to December 2016	Change
Combined Cycle	0.194	6.18%	0.518	91.87%	0.190	5.59%	0.506	90.83%
Tongxiang Combined Cycle	0.194	6.18%	0.518	91.87%	0.190	5.59%	0.506	90.83%
PV	0.0062	519.57%	0.0215	169.30%	0.0062	252.16%	0.0215	158.25%
Changxing PV	0.0014	7.44%	0.0091	13.87%	0.0014	-21.22%	0.0091	9.20%
Hongqiao PV	0.0048	–	0.0124	–	0.0048	–	0.0124	–
Hubei Province	3.740	-5.03%	14.085	6.52%	3.509	-5.24%	13.207	7.02%
Coal-fired	3.610	-7.12%	13.602	4.48%	3.383	-7.47%	12.751	4.90%
Wuhan	2.625	-10.79%	9.850	-1.77%	2.450	-11.10%	9.193	-2.08%
Jingmen Co-generation	0.464	-36.16%	2.335	20.99%	0.44	-36.41%	2.219	21.03%
Yingcheng Co-generation	0.522	139.24%	1.418	33.50%	0.493	136.74%	1.338	43.39%
Wind-power	0.074	220.89%	0.188	248.65%	0.073	220.99%	0.174	289.00%
Jieshan Wind Power	0.074	220.89%	0.188	248.65%	0.073	220.99%	0.174	289.00%
Hydro-power	0.056	98.89%	0.294	97.31%	0.053	122.02%	0.283	100.71%
Enshi Maweigou Hydro-power	0.034	98.19%	0.178	182.12%	0.032	139.69%	0.170	199.25%
Dalongtan Hydro-power	0.022	99.98%	0.116	35.18%	0.021	99.63%	0.113	34.12%
Hunan Province	2.803	31.24%	8.316	-3.41%	2.648	31.28%	7.827	-3.21%
Coal-fired	2.612	36.99%	7.444	-5.28%	2.459	37.27%	6.967	-5.36%
Yueyang	2.612	36.99%	7.444	-5.28%	2.459	37.27%	6.967	-5.36%
Wind-power	0.143	7.83%	0.537	38.78%	0.142	19.33%	0.532	44.13%
Subaoding Wind Power	0.094	28.70%	0.328	3.03%	0.093	28.29%	0.324	5.38%
Guidong Wind Power	0.049	3.83%	0.209	203.56%	0.049	5.32%	0.208	237.03%
Hydro-power	0.048	-56.36%	0.334	-7.94%	0.047	-56.17%	0.328	-7.88%
Xiangqi Hydro-power	0.048	-56.36%	0.334	-7.94%	0.047	-56.17%	0.328	-7.88%
Jiangxi Province	4.956	17.92%	17.442	13.35%	4.733	17.80%	16.641	15.50%
Coal-fired	4.918	17.78%	17.335	13.33%	4.700	17.76%	16.54	15.51%
Jinggangshan	2.205	9.49%	8.095	-9.98%	2.106	9.41%	7.721	-10.08%
Ruijin	0.865	31.26%	3.060	-6.95%	0.819	31.26%	2.895	-7.16%
Anyuan	1.848	22.89%	6.179	104.93%	1.775	23.06%	5.924	126.55%
Wind-power	0.038	45.02%	0.107	19.14%	0.033	23.72%	0.101	13.65%
Jiangxi Clean Energy	0.038	45.02%	0.107	19.14%	0.033	23.72%	0.101	13.65%
Anhui Province	1.397	4.41%	5.846	-2.17%	1.349	5.47%	5.576	-1.98%
Coal-fired	1.351	1.43%	5.617	-3.94%	1.294	1.63%	5.354	-3.70%
Chaohu Power	1.351	1.43%	5.617	-3.94%	1.294	1.63%	5.354	-3.70%
Wind-power	0.041	–	0.089	–	0.050	–	0.082	–
Huaining Wind Power	0.041	–	0.089	–	0.050	–	0.082	–

	Power Generation				Electricity sold
Domestic Power Plant	October to December 2016	Change	January to December 2016	Change	October to December 2016	Change	January to December 2016	Change
Hydro-power	0.005	-10.32%	0.140	8.66%	0.005	-14.88%	0.140	8.87%
Hualiangting Hydro-power	0.005	-10.32%	0.140	8.66%	0.005	-14.88%	0.140	8.87%
Fujian Province	1.547	-32.04%	7.677	-29.52%	1.455	-32.41%	7.229	-30.00%
Coal-fired	1.547	-32.04%	7.677	-29.52%	1.455	-32.41%	7.229	-30.00%
Fuzhou	1.547	-32.04%	7.677	-29.52%	1.455	-32.41%	7.229	-30.00%
Guangdong Province	4.938	14.57%	17.453	-16.70%	4.737	14.72%	16.694	-16.82%
Coal-fired	4.933	14.46%	17.445	-16.74%	4.733	14.61%	16.687	-16.85%
Shantou Coal-fired	1.034	29.90%	4.476	-1.62%	0.983	30.19%	4.251	-1.59%
Haimen	1.434	-1.79%	5.326	-30.20%	1.364	-1.74%	5.052	-30.40%
Haimen Power	2.465	20.06%	7.643	-12.86%	2.385	20.11%	7.383	-13.04%
PV	0.005	–	0.007	–	0.0047	–	0.0064	–
Shantou PV	0.0047	–	0.0071	–	0.0047	–	0.0064	–
Yunnan Province	0.900	-36.64%	3.883	-32.19%	0.829	-36.85%	3.573	-32.41%
Coal-fired	0.813	-40.40%	3.584	-35.76%	0.747	-40.88%	3.296	-36.02%
Diandong Energy	0.813	-11.77%	3.317	-16.96%	0.747	-12.19%	3.049	-17.30%
Yuwang Energy	0.00	-100.00%	0.268	-83.12%	0.00	-100.00%	0.247	-83.13%
Wind-power	0.087	55.04%	0.299	103.21%	0.082	67.27%	0.278	103.98%
Fuyuan Wind Power	0.087	55.04%	0.299	103.21%	0.082	67.27%	0.278	103.98%
Guizhou Province	0.012	4385.41%	0.045	16515.56%	0.012	–	0.038	–
Wind-power	0.012	4385.41%	0.045	16515.56%	0.012	–	0.038	–
Panxian Wind Power	0.012	4385.41%	0.045	16515.56%	0.012	–	0.038	–
Hainan Province	2.037	-41.71%	11.928	-28.00%	1.892	-41.71%	11.100	-28.10%
Coal-fired	1.873	-45.26%	11.528	-28.52%	1.731	-45.49%	10.711	-28.65%
Haikou	0.841	-51.26%	4.842	-31.30%	0.762	-51.71%	4.407	-31.79%
Dongfang	1.032	-39.16%	6.687	-26.37%	0.97	-39.34%	6.304	-26.29%
Combined Cycle	0.043	113.58%	0.127	-48.64%	0.041	123.84%	0.121	-49.29%
Nanshan Combined Cycle	0.043	113.58%	0.127	-48.64%	0.041	123.84%	0.121	-49.29%
Wind-power	0.041	25.73%	0.101	1.93%	0.041	25.43%	0.099	1.86%
Wenchang Wind Power	0.041	25.73%	0.101	1.93%	0.041	25.43%	0.099	1.86%
Hydro-power	0.075	293.14%	0.164	75.99%	0.074	300.29%	0.161	77.21%
Gezhen Hydro-power	0.075	293.14%	0.164	75.99%	0.074	300.29%	0.161	77.21%
PV	0.005	–	0.008	–	0.0046	–	0.0082	–
Dongfang PV	0.0046	–	0.0083	–	0.0046	–	0.0082	–
Total	81.097	2.02%	313.690	-2.13%	76.064	1.57%	295.800	-2.05%

For the fourth quarter of 2016, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.4% in Singapore, representing an increase of 0.1 percentage point compared to the same period of last year. For the whole year of 2016, the accumulated power generation accounted for a market share of 21.5% in Singapore, representing a decrease of 0.2 percentage point compared to the same period of last year.

In addition, the 25 wind power units with a total capacity of 50MW of Huaneng Jiangsu Liuhe Wind Farm Phase I, the 13 wind power units with a total capacity of 26MW of Huaneng Jiangxi Hushazui Wind Power Plant and the 24 wind power units of a total capacity of 48MW of Huaneng Yunnan Fuyuan Shengjing Wind Power Plant (each being wholly-owned by the Company), as well as the units No. 1 and No. 2 (2x350MW) of Huaneng Henan Mianchi Thermal Power Plant (60% equity interest of which is owned by the Company), the unit No. 2 (50MW) of Jiangsu Nanjing CHP Project (70% equity interest of which is owned by the Company) and the 16 wind power units with a total capacity of 32MW of Henan Guoji Wind Power Plant (90% equity interest of which is owned by the Company) have been put into operation in the fourth quarter. Meanwhile, the installed capacity of certain power plants invested by the Company also changed. As of 31 December 2016, the Company had a controlled installed capacity of 83,878MW and an equity-based installed capacity of 76,618MW.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
10 January 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     January 10, 2017